EXHIBIT 1

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”) by and among the parties listed above, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k)(1).

Dated: February 12, 2024

Glendon Capital Management L.P.

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Chief Compliance Officer / General Counsel

Holly Kim Olson

By:	/s/ Holly Kim Olson
Name: Holly Kim Olson
Title: Individual

G2 Communication L.P.

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Authorized Person